UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04052560

December 19, 2004

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/19/2004

Re: International Business Machines Corporation
Incoming letter dated November 29, 2004

Dear Mr. Moskowitz:

This is in response to your letter dated November 29, 2004 concerning the shareholder proposal submitted to IBM by John C. Harrington. We also have received a letter from the proponent dated December 8, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
DEC 29 2004
THOMSON
FINANCIAL

Enclosures

cc: John C. Harrington
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559

51143

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

November 29, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject: 2005 IBM Stockholder Proposal of **Mr. John C. Harrington**

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with a proposal and statement in support thereof, attached as **Exhibit A** hereto (the "Proposal") from Mr. John C. Harrington, President of Harrington Investments, Inc. (the "Proponent"). The Proponent dated November 5, 2004, was ***faxed* and received** by International Business Machines Corporation (the "Company" or "IBM) on November 5, 2004.

IBM believes that the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 26, 2005 (the "2005 Annual Meeting") for the reasons discussed below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

THE PROPOSAL MAY BE OMITTED UNDER RULES 14a-8(b)(1), (b)(2) and (f) BECAUSE THE PROPONENT FAILED TO PROVIDE SUFFICIENT INFORMATION REQUIRED UNDER SUCH RULES REGARDING HIS ELIGIBILITY TO SUBMIT A PROPOSAL DESPITE THE TIMELY AND SPECIFIC REQUEST OF THE COMPANY FOR THE PROPONENT TO FURNISH ALL SUCH REQUIRED INFORMATION.

As noted above, the Proponent timely faxed the Proposal to IBM on November 5, 2004. Following receipt of the Proponent's letter and stockholder proposal, the Company examined the submission, checked our stock records, and determined that the Proponent was not an IBM stockholder of record. Since no proof of ownership accompanied the Proposal, on November 8, 2004, the Company timely faxed back a letter to the Proponent in Napa, California, seeking proper proof of beneficial ownership. (**Exhibit B**). Our fax confirmation page shows that the Proponent received the Company's letter at 20:04 EST on November 8, 2004 (i.e., 5:04 p.m. in California) (**Exhibit C**).

In our November 8 letter, we courteously noted that we could not find the Proponent listed as an IBM stockholder of record, and we requested proof of beneficial ownership of IBM stock in accordance with the SEC's regulations.

Specifically, in the Company's letter, we noted in the second paragraph:

> Please understand that in order to be eligible to submit a proposal for consideration at IBM's 2005 IBM Annual Meeting, Rule 14a-8 under Regulation 14A of the SEC requires that **a stockholder must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date it submits a proposal.**
>
> **(See Exhibit B)(EMPHASIS ADDED)**

The Company then went on to outline, *in detail*, what the Proponent had to do to establish the proper proof of IBM stock ownership under the SEC's regulations. In pertinent part, the Company wrote, in the third paragraph of our letter:

> We would also appreciate clarification of the status of HII in connection with the proposal. While you noted in your letter that you are the beneficial owner of 100 shares of IBM stock, you have also stated that HII holds over 19,000 shares of IBM stock. If you are also filing this proposal in the capacity of the registered investment advisor and manager of assets for those individuals and institutions holding such other shares of IBM stock at HII, in addition to providing us with proper proof of your ownership, you will also need to provide IBM with documentation from the beneficial owners of those other shares held at HII evidencing their intent to file the proposal or of your authorization to act on their behalf. I will need to receive all of the above information together with proper proof of all beneficial IBM stockholdings supporting the submission in a manner consistent with SEC regulations. *In this connection, as a beneficial owner of stock, eligibility to file a proposal can be proven to the company in one of two ways: The first way is to submit to the company a written statement from the record holder of the securities (usually a broker or bank) verifying that at the time the proposal was submitted the beneficial holder(s) continuously held the requisite securities for at least one year.* We also need to receive a written statement from the beneficial holder(s) that such beneficial holder(s) intend to continue to hold the securities through the date of the meeting of shareholders.
>
> **(See Exhibit B)*(EMPHASIS ADDED)***

Finally, the Company called to the Proponent's attention the Commission's 14-day time limitation to reply to the Company with all of the required information, writing in the fourth paragraph:

> **Please understand that all of the documentation requested in this letter *must* be sent to my attention at the above address within 14 calendar days of the date you receive this request.**
>
> **(See Exhibit B)*(EMPHASIS ADDED)***

After receiving IBM's letter, the Proponent promptly contacted his broker, Charles Schwab & Co., Inc. (hereinafter "Schwab"). The Proponent instructed Schwab to respond directly to the undersigned with the beneficial ownership information IBM requested.

The next day, November 9, 2004, both the Proponent and Schwab responded by fax to IBM's request.

In his fax response dated **November 9, 2004**, the Proponent specifically clarified that he was filing the Proposal solely on his own behalf, as the beneficial owner of 100 shares of IBM stock. **(Exhibit D)**.

Under a fax cover sheet correctly dated **November 9, 2004**, Schwab faxed IBM a separate letter, addressed directly to the undersigned, dated "**November *8*, 200*3***". (sic) **(Exhibit E)**. The fax letter from Schwab will sometimes be referred to for convenience as the "Broker's Letter".

On November 18, 2004, the Proponent sent IBM a second letter **(Exhibit F)**. Therein, the Proponent stated that he understood I had already received a copy of the Broker's Letter by fax from Schwab on November 9, but that he was enclosing the original of the Broker's Letter for my files. No other information was contained in the Proponent's November 18, 2004 submission to IBM. The deadline for sending additional materials was November 22, and no further correspondence has been received from either the Proponent or Schwab.

The Broker's Letter, while promptly dispatched in direct response to my November 8, 2004 fax request to the Proponent for proper proof of beneficial ownership, was defective in multiple respects. The Broker's Letter did not provide information sufficient to prove that the Proponent maintained continuous beneficial ownership of the requisite amount of IBM stock for the relevant period, as I had specifically requested of the Proponent in my November 8, 2004 letter. As a result, and as described in detail below, the Proponent is ineligible to have IBM further consider his Proposal for inclusion in our 2005 proxy statement under the applicable SEC rules clearly outlined in our November 8 letter.

First, the Company clearly pointed out to the Proponent that we needed proof in the form of "a written statement from the record holder of the securities (usually a broker or bank) ***verifying that at the time the proposal was submitted*** the beneficial holder(s) continuously held the requisite securities for at least one year." The Broker's Letter utterly failed to address or otherwise provide such required information.

As noted above, the Proposal was submitted to IBM on November ***5***, 2004. Curiously, the Broker's Letter was dated November ***8***, ***2003***, ***almost a year earlier than*** the date the Proposal was filed. Whether the Broker's Letter is hopelessly stale, or otherwise incorrect on its face in multiple respects, as described below, it is defective, and fails to meet SEC requirements.

In addition, the Broker's Letter makes no reference whatsoever to the Proposal or the date it was submitted to IBM. Instead, the Broker's Letter states only that Proponent "has continuously held at least $2000 in market value of IBM for at least one year." What does this mean? That the Proponent held IBM stock for one year as of November 8, 2003? Even if that statement were true, it does not -- and cannot -- mean the Proponent held stock continuously for at least one year **at the time the Proposal was submitted** (November 5, 2004).

Moreover, even if we to accept, ***arguendo***, that the year on the letter was just incorrectly typed 2003 instead of 2004, the Broker's Letter would ***still*** be defective, as it would not substantiate continuous beneficial ownership of IBM stock for at least one year at the time the Proposal was submitted. Indeed, there is absolutely nothing in the Broker's Letter which substantiates that the Proponent continuously held at least $2000 of IBM stock **for at**

least one year at the time the Proposal was submitted. Since the Proposal was submitted on November 5, 2004, we would have needed to have timely been furnished with independent proof that the Proponent continuously held the requisite amount of IBM stock from November 5, 200<u>3</u> forward. In this connection, IBM had specifically asked the Proponent in our November 8 letter for proof from the record holder:

> "***that at the time the proposal was submitted*** the beneficial holder(s) continuously held the requisite securities for at least one year."

Not only was ***no*** such proof furnished, the additional information set forth in the Broker's Letter regarding "transactions" in the Proponent's account utterly fails to support the Proponent's claim of continuous beneficial ownership <u>*for the relevant one year period*</u>. In this connection, we are puzzled over the tabular listing Schwab presented, which Schwab stated to represent:

> **"all the transactions for the symbol IBM--International Business Machines Corp. (IBM) for the period November 8, 2003 to present."**

A review of the items in such listing reveals them to be four separate dividend payments. Yet, contrary to Schwab's representation, <u>**none**</u> of the 4 dividend payments it listed were transactions effected during "**the period November 8, 2003 to present.**" Instead, the dividends payments listed by Schwab were quarterly payments credited to the Proponent on 12/10/02, 3/10/03, 6/10/03, and 9/10/03. Clearly, none of these 4 payments were made either during: (i) the period represented by Schwab in the Broker's Letter ("November 8, 2003 to present") or (ii) the one year period preceding the submission of the Proposal.

IBM paid dividends over the course of the last year. If the Proponent held our stock over the last year, he would necessarily have received quarterly dividends on IBM stock over the last year. The fact that the Broker's Letter recorded **no** IBM dividends over the last year -- when such letter expressly stated that the listing would contain "**all the transactions for the symbol IBM--International Business Machines Corp. (IBM) for the period November 8, 2003 to present**" -- further confuses an already hopelessly confusing and defective Broker's Letter.

The defective Broker's Letter is the **only** independent proof submitted in response to our November 8, 2004 letter to corroborate the Proponent's claim of eligibility to file the Proposal this year, and since the fourteen day time frame for furnishing such information to IBM has long expired, the Proposal should properly be excluded under Rules 14a-8(b)(1), (b)(2) and (f).

The Proponent is an experienced stockholder proponent, having filed proposals with IBM and other companies in past years. He is very familiar with the beneficial ownership requirements. In fact, last year IBM included a stockholder proposal from the Proponent in our proxy materials without challenge **since he had timely and properly proved his beneficial ownership last year.** This year, however, he has not done so.

As noted above, the Broker's Letter fails to corroborate **any** IBM stock ownership over the past year, as required by SEC regulations, and as called out to the Proponent by the Company. In short, there is nothing <u>***whatsoever***</u> in the Broker's letter to corroborate that the Proponent <u>*continuously*</u> held

> **"at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date it submits a proposal</u>,"**

as we had specifically requested of the Proponent in our November 8, 2004 letter to him (Exhibit B).

Indeed, given the variety of defects in the Broker's Letter, we maintain that the Proponent has utterly failed to prove that he continuously held any IBM stock at all **from November 5, 2003** forward, let alone the minimum amount required under the SEC's regulations to file the instant Proposal. SEC regulations require that the broker's letter make clear that the Proponent continuously held more than $2000 of stock for at least one year by the date the Proposal was submitted. Since the Proposal was submitted to IBM on November 5, 2004, to be responsive to IBM's request, the Broker's letter would have had to properly verify that the Proponent continuously held the minimum amount of IBM securities from **November 5, 2003** forward. It did not. Since the Broker's Letter failed to show continuous beneficial ownership in IBM for the requisite one year period predating the Proposal's submission, it is fatally defective. And the failure to timely provide a proper broker's statement which complied with such regulations following IBM's explicit request for such information makes this Proposal fully excludable under the Commission's rules. The Proposal must therefore be omitted under Rules **14a-8(b)(1), (b)(2) and (f)** of the Commission's regulations.

Finally, there is nothing in the Proponent's ***own*** two responsive correspondences to IBM (November 9, 2004 and November 18, 2004) which can properly serve to cure the defective Broker's letter, inasmuch as statements from a beneficial owner about his own stock ownership cannot, in any event, serve to satisfy the Commission's regulatory requirements for ***independent*** corroborative proof of continuous beneficial ownership. In this connection, the staff has made it clear on numerous occasions that assertions by a putative beneficial owner as to his/her own stock ownership and/or the required holding period for such shares cannot serve to establish the requisite proof of beneficial ownership under Rule 14a-8. See International Business Machines Corporation (January 14, 2002)(broker's letter claiming ownership of shares "since prior to November 30, 2001" did not properly establish ownership on November 8, 2001); International Business Machines Corporation (January 8, 2002)(broker's letter naming another registrant was fatally defective to the stockholder's claim of continuous beneficial ownership of IBM stock); International Business Machines Corporation (January 7, 2002)(stale broker's letter could not serve to prove continuous beneficial ownership of IBM stock); Oracle Corporation (June 22, 2001)(proposal excluded based upon defective broker's letter which did not show that stockholder owned shares on the date the proposal was submitted); AT&T Corp (January 24, 2001) (stockholder's own statements insufficient, even when coupled with brokerage statements); International Business Machines Corporation (December 16, 1998)(statements by proponent as to efficacy of his own brokerage documentation determined by staff to be insufficient to prove that proponent in fact satisfied the continuous minimum ownership requirement for the one year period required by current Rule 14a-8(b)).

The staff has regularly granted no-action relief to registrants where proponents have failed, following a timely and proper request by a registrant, to furnish the full and proper evidence of continuous beneficial ownership called for under the regulations in a timely fashion. International Business Machines Corporation (January 7, 2004)(defective broker letter); International Business Machines Corporation (January 22, 2003) (broker letter insufficient); International Business Machines Corporation (January 8, 2002)(broker letter insufficient) Oracle Corporation (June 22, 2001)(broker letter insufficient); Bank of America (February 12, 2001)(broker letter insufficient); Eastman Kodak Company (February 7, 2001) (statements deemed insufficient); Bell Atlantic Corporation (July 21, 1999)(proponent's brokerage documentation found by staff insufficient to prove continuous beneficial ownership); Skaneateles Bancorp, Inc. (March 8, 1999)(letter by proponent as to stock ownership coupled with broker letter also properly determined to be insufficient proof of beneficial ownership under Rule 14a-8(b)). The same result should apply here.

Under the Commission's rules, the burden of establishing proof of continuous beneficial ownership under Rule 14a-8 is on the stockholder, and here, the Proponent simply failed to meet that burden. Under Rule 14a-8(f), the Company timely and courteously notified the Proponent that the Company required proper proof of continuous beneficial ownership of IBM stock, as required by Rule 14a-8(b), and we further advised *specifically* what would constitute such proper proof. The Company also advised the Proponent of the 14 day time period in the Commission's regulations for furnishing such information to the Company. After having received a timely, clear and specific request for all of the information required by the SEC's regulations, the Proponent subsequently failed to provide the information called out by the Company which would prove that the Proponent continuously held the minimum amount of IBM shares for the requisite period.

Because the Proponent failed to respond with the proper information required by Rule 14a-8(b) to prove his claim of continuous beneficial ownership of IBM stock, IBM now respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if IBM omits the instant Proposal from our proxy materials being prepared for the 2005 Annual Meeting under Rules 14a-8(b) and (f).

We are sending the Proponent a copy of this submission, advising him of our intent to exclude the Proposal from the proxy materials for the 2005 Annual Meeting. The Proponent is respectfully requested to copy the undersigned on any response that the Proponent may choose to make to the Commission. If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (914) 499-6148. Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

copy, with exhibits, to:

John C. Harrington
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8

HARRINGTON
INVESTMENTS, INC.

November 5, 2004

Samuel J. Palmisano
Chairman & CEO
International Business Machines Corporation
New Orchard Road
Armonk, New York 10504

Re: Shareholder Proposal

Dear Mr. Palmisano:

Harrington Investments, Inc. (HII) is a registered investment advisor managing assets for individuals and institutions concerned with a social as well as financial return. The clients of HII are the beneficial owners of over 19,000 shares of IBM stock. Last year I filed a shareholder resolution asking IBM to adopt the China Principles. These principles are intended to protect human and labor rights in China. At the time, we felt it was important for our company to take an active role in upholding these standards by signing onto the principles. As you may remember, over 10% of the voting shareholders agreed with us. We believe it timely to address this issue again due to the international pressures currently being placed on China as the upcoming host of the 2008 Summer Olympic Games.

Therefore, I am filing the enclosed shareholder resolution, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934, for inclusion in our company's 2005 proxy material. I am the beneficial owner of 100 shares of IBM stock. The shares were purchased prior to one year from the date of this letter and have been continuously held since the date of purchase. They will remain in the account at least until after the 2005 annual meeting of shareholders. I will be providing verification of my ownership position.

The resolution serves to express my continuing and growing concern about human rights issues, including low wages and dangerous working conditions existing in factories in China. We would like to see IBM become a signatory of the China Business Principles and participate in the China Business Principles Working Group.

If you desire to discuss the substance of the proposal please contact Robert Rosoff, Coordinator of the China Business Principles Working Group (415-668-7140). Also, feel free to contact Peri Payne at Harrington Investments if you require clarification of my actions (707-252-6166). I look forward to hearing from you.

Sincerely,

John C. Harrington
President

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

CHINA BUSINESS PRINCIPLES
FOR RIGHTS OF WORKERS IN CHINA

WHEREAS: our company's business practices in China respect human and labor rights of workers. The first nine principles below were designed to commit a company to a widely accepted and thorough set of human and labor rights standards for China. They were defined by the International Labor Organization and the United Nations Covenants on Economic, Social & Cultural Rights, and Civil & Political Rights.

(1) No goods or products produced within our company's facilities or those of suppliers shall be manufactured by bonded labor, forced labor, within prison camps or as part of reform-through-labor or reeducation-through-labor programs.

(2) Our facilities and suppliers shall adhere to wages that meet workers' basic needs, fair and decent working hours, and at a minimum, to the wage and hour guidelines provided by China's national labor laws.

(3) Our facilities and suppliers shall prohibit the use of corporal punishment, any physical, sexual or verbal abuse or harassment of workers.

(4) Our facilities and suppliers shall use production methods that do not negatively affect the worker's occupational safety and health.

(5) Our facilities and suppliers shall not call on police or military to enter their premises to prevent workers from exercising their rights.

(6) We shall undertake to promote the following freedoms among our employees and the employees of our suppliers: freedom of association and assembly, including the rights to form unions and bargain collectively; freedom of expression, and freedom from arbitrary arrest or detention.

(7) Company employees and those of our suppliers shall not face discrimination in hiring, remuneration or promotion based on age, gender, marital status, pregnancy, ethnicity, region of origin, labor, political or religious activity, or on involvement in demonstrations, past records of arrests or internal exile for peaceful protest, or membership in organizations committed to non-violent social or political change.

(8) Our facilities and suppliers shall use environmentally responsible methods of production that have minimum adverse impact on land, air and water quality.

(9) Our facilities and suppliers shall prohibit child labor, at a minimum comply with guidelines on minimum age for employment within China's national labor laws.

(10) We will not sell or provide products or technology in China that can be used to commit human rights violations or labor rights abuse.

(11) We will issue annual statements to the China Working Group detailing our efforts to uphold these principles and to promote these basic freedoms.

RESOLVED: Stockholders request the Board of Directors to make all possible lawful efforts to implement and/or increase activity on each of the principles named above in the People's Republic of China.

SUPPORTING STATEMENT: As U.S. companies import more goods, consumer and shareholder concern is growing about working conditions in China that fall below basic standards of fair and humane treatment. We hope that our company can prove to be a leader in its industry and embrace these principles.

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8

IBM

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

VIA FAX
707-257-7923

November 8, 2004

John C. Harrington, President and CEO
Harrington Investments, Inc.
P.O. Box 6108
Napa, CA 94581-1108

We are hereby acknowledging receipt of your November 5 submission to Mr. Samuel J. Palmisano, IBM Chairman, in which you included a stockholder proposal entitled "China Business Principles for Rights of Workers in China." Inasmuch as your filing relates to IBM's 2005 proxy statement, I have been asked by our corporate secretary, Daniel E. O'Donnell, to provide you with this notice to ensure that you understand and satisfy all requirements in connection with such submission.

Please understand that in order to be eligible to submit a proposal for consideration at IBM's 2005 IBM Annual Meeting, Rule 14a-8 under Regulation 14A of the SEC requires that a stockholder must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date it submits a proposal. The stockholder must continue to hold those securities through the date of the meeting and must so indicate to us. In an attempt to substantiate your stock ownership, following receipt of your proposal, we diligently searched our books and records, but were unable to find either you or Harrington Investments, Inc. ("HII") listed as record holders of IBM stock. If either you or HII are in fact stockholders of record, we apologize for not locating you in our own records, and in such case, we will need for you to advise me precisely how your IBM shares are listed on our records.

We would also appreciate clarification of the status of HII in connection with the proposal. While you noted in your letter that you are the beneficial owner of 100 shares of IBM stock, you have also stated that HII holds over 19,000 shares of IBM stock. If you are also filing this proposal in the capacity of the registered investment advisor and manager of assets for those individuals and institutions holding such other shares of IBM stock at HII, in addition to providing us with proper proof of your ownership, you will also need to provide IBM with documentation from the beneficial owners of those other shares held at HII evidencing their intent to file the proposal or of your authorization to act on their behalf. I will need to receive all of the above information together with proper proof of all beneficial IBM stockholdings supporting the submission in a manner consistent with SEC regulations. In this connection, as a beneficial owner of stock, eligibility to file a proposal can be proven to the company in one of two ways: The first way is to submit to the company a written statement from the record holder of the securities (usually a broker or bank) verifying that at the time the proposal was submitted the beneficial holder(s) continuously held the requisite securities for at least one year. We also need to receive a written statement from the beneficial holder(s) that such beneficial holder(s) intend to continue to hold the securities through the date of the meeting of shareholders. The second way to prove ownership applies only if a stockholder has filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting ownership of the shares as of or before the date on which the one-year eligibility period begins. If the stockholder filed one of these documents with the SEC, it may demonstrate eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in its ownership level; (B) Its written statement that it continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Its written statement that it intends to continue ownership of the shares through the date of the company's annual meeting.

Please understand that all of the documentation requested in this letter must be sent to my attention at the above address within 14 calendar days of the date you receive this request. Thank you for your consideration in this matter.

Very truly yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

C:\Documents and Settings\Administrator\My Documents\Stuart\DOC\Harrington2005.lwp

Exhibit C

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8

** TX STATUS REPORT **   AS OF NOV 08 2004 20:05 PAGE.01

	DATE	TIME	TO/FROM	MODE	MIN/SEC	PGS	JOB#	STATUS
25	11/08	20:04	7072577923	EC--S	00'43"	001	111	OK

IBM

Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

VIA FAX
707-257-7923

November 8, 2004

John C. Harrington, President and CEO
Harrington Investments, Inc.
P.O. Box 6108
Napa, CA 94581-1108

We are hereby acknowledging receipt of your November 5 submission to Mr. Samuel J. Palmisano, IBM Chairman, in which you included a stockholder proposal entitled "China Business Principles for Rights of Workers in China." Inasmuch as your filing relates to IBM's 2005 proxy statement, I have been asked by our corporate secretary, Daniel E. O'Donnell, to provide you with this notice to ensure that you understand and satisfy all requirements in connection with such submission.

Please understand that in order to be eligible to submit a proposal for consideration at IBM's 2005 IBM Annual Meeting, Rule 14a-8 under Regulation 14A of the SEC requires that a stockholder must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date it submits a proposal. The stockholder must continue to hold those securities through the date of the meeting and must so indicate to us. In an attempt to substantiate your stock ownership, following receipt of your proposal, we diligently searched our books and records, but were unable to find either you or Harrington Investments, Inc. ("HII") listed as record holders of IBM stock. If either you or HII are in fact stockholders of record, we apologize for not locating you in our own records, and in such case, we will need for you to advise me precisely how your IBM shares are listed on our records.

We would also appreciate clarification of the status of HII in connection with the proposal. While you noted in your letter that you are the beneficial owner of 100 shares of IBM stock, you have also stated that HII holds over 19,000 shares of IBM stock. If you are also filing this proposal in the capacity of the registered investment advisor and manager of assets for those individuals and institutions holding such other shares of IBM stock at HII, in addition to providing us with proper proof of your ownership, you will also need to provide IBM with documentation from the beneficial owners of those other shares held at HII evidencing their intent to file the proposal or of your authorization to act on their behalf. I will need to receive all of the above information together with proper proof of all beneficial IBM stockholdings supporting the submission in a manner consistent with SEC regulations. In this connection, as a beneficial owner of stock, eligibility to file a proposal can be proven to the company in one of two ways: The first way is to submit to the company a written statement from the record holder of the securities (usually a broker or bank) verifying that at the time the proposal was submitted the beneficial holder(s) continuously held the requisite securities for at least one year. We also need to receive a written statement from the beneficial holder(s) that such beneficial holder(s) intend to continue to hold the securities through the date of the meeting of shareholders. The second way to prove ownership applies only if a stockholder has filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting ownership of the shares as of or before the date on which the one-year eligibility period begins. If the stockholder filed one of these documents with the SEC, it may demonstrate eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in its ownership level; (B) Its written statement that it continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Its written statement that it intends to continue ownership of the shares through the date of the company's annual meeting.

Please understand that all of the documentation requested in this letter must be sent to my attention at the above address within 14 calendar days of the date you receive this request. Thank you for your consideration in this matter.

Very truly yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

Exhibit D

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8

HARRINGTON
INVESTMENTS, INC.

November 9, 2004

Stuart S. Moskowitz
Senior Counsel
New Orchard Road
Armonk, NY

Re: Shareholder Proposal

Dear Mr. Moskowitz:

Let me assure you, I filed the shareholder resolution entitled "China Business Principles for Rights of Workers in China" on my own behalf, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934, for inclusion in our company's 2005 proxy material. I am the beneficial owner of 100 shares of IBM stock. The shares were purchased prior to one year from the date of this letter and have been continuously held since the date of purchase. They will remain in the account at least until after the 2005 annual meeting of shareholders. You should already have received verification of my ownership position from my broker, Charles Schwab & Co., Inc.

If you require any further explanation or documentation please contact my office at 707-252-6166. Thank you for your prompt attention to my proposal.

Sincerely,

John C. Harrington

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

Exhibit E

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8

Schwab INSTITUTIONAL

Facsimile Cover Sheet

To: Stuart Moskowitz
Company: IBM
Phone:
Fax: 914-499-6445

From: Traci Beesch IST Team 3
Company: Charles Schwab & Co Inc
Phone: 877-615-2386
Fax: 877-283-2748

Date: 11/9/04
Pgs include cover pg: 2

PO Box 52013 Phoenix Arizona 85072-2013

charles SCHWAB
INSTITUTIONAL

November 8, 2003

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
New Orchard Road
Armonk, New York 10504

RE: John C Harrington SEP-IRA International Business Machines Corp. Stock Ownership (IBM)

Dear Stuart S. Moskowitz:

This letter is to verify that the John C Harrington SEP-IRA account (Charles Schwab account #4130-6451) has continuously held at least $2000 in market value of IBM for at least one year. The following are all the transactions for the symbol IBM-International Business Machines Corp. (IBM) for the period from November 8, 2003 to present."

091003 DIV	IBM	INTL BUSINESS MACHINES	16.00C
061003 DIV	IBM	INTL BUSINESS MACHINES	16.00C
031003 DIV	IBM	INTL BUSINESS MACHINES	15.00C
121002 DIV	IBM	INTL BUSINESS MACHINES	15.00C

Current holdings:

IBM	100L INTL BUSINESS MACHINES	93.2800	9328.00MVL

If you need additional information to satisfy your requirements, please feel free to contact me at (877)-615-2386.

Sincerely,

Traci Beesch
Schwab Institutional Group

CC: John Harrington

Exhibit F

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8

HARRINGTON
INVESTMENTS, INC.

November 18, 2004

Stuart S. Moskowitz
Senior Counsel
IBM
New Orchard Road
Armonk, NY 10504

Re: Proof of Ownership

Dear Mr. Moskowitz:

Please find the enclosed letter from Charles Schwab & Co., verifying proof of stock ownership of International Business Machines (IBM) for John C. Harrington. This letter satisfies the SEC rule 14-a(8)(b).

This letter accompanies my previously submitted shareholder proposal regarding human and labor rights in China. I understand you received a copy of the Schwab letter by fax on November 9; however, I am enclosing the original for your files.

Please do not hesitate to contact me if you should care to discuss this letter. Thank you.

Sincerely,

John C. Harrington
President

Ecl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

SCHWAB
INSTITUTIONAL

PO Box 52013 Phoenix Arizona 85072-2013

November 8, 2003

Samuel J. Palmisano
Chairman & CEO
International Business Machines Corporation
New Orchard Road
Armonk, New York 10504

RE: John C Harrington SEP-IRA International Business Machines Corp. Stock Ownership (IBM)

Dear Samuel Palmisano:

This letter is to verify that the John C Harrington SEP-IRA account (Charles Schwab account #4130-6451) has continuously held at least $2000 in market value of IBM for at least one year. The following are all the transactions for the symbol IBM-International Business Machines Corp. (IBM) for the period from November 8, 2003 to present."

091003 DIV	IBM	INTL BUSINESS MACHINES	16.00C
061003 DIV	IBM	INTL BUSINESS MACHINES	16.00C
031003 DIV	IBM	INTL BUSINESS MACHINES	15.00C
121002 DIV	IBM	INTL BUSINESS MACHINES	15.00C

Current holdings:

IBM	100L INTL BUSINESS MACHINES	93.2800	9328.00MVL

If you need additional information to satisfy your requirements, please feel free to contact me at (877)-615-2386.

Sincerely,

Traci Beesch
Schwab Institutional Group

CC: John Harrington

RECEIVED
NOV 12 2004

HARRINGTON
INVESTMENTS, INC.

December 8, 2004

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: IBM's Omission of John C. Harrington's 2005 Shareholder Proposal

Ladies and Gentlemen:

I am responding to the letter of November 29, 2004 from International Business Machines Corporation (IBM) stating the company's intent to omit my shareholder proposal from the proxy materials for IBM's annual meeting of stockholders to be held on April 26, 2005. I have enclosed six copies of this response.

I was dismayed to read the letter from Mr. Stuart S. Moskowitz, Senior Counsel for IBM, because, unfortunately, his statement of the facts is completely accurate. My broker, Charles Schwab & Co., Inc. (Schwab), did fax his office a defective proof of ownership document. It appears that the Schwab representative inadvertently sent a copy of last year's proof of ownership document, forgetting to update the information. (This same resolution was filed last year.) In addition, my staff inadvertently mailed the hard copy of the document to Mr. Moskowitz for his files, unaware of the document's defects.

I apologize for any inconvenience caused by these errors. I can certainly understand why Mr. Moskowitz found the document confusing. However, I request the Commission allow my proposal to be included in the company's proxy materials based on the consideration of four facts:

1) As Mr. Moskowitz pointed out, I did respond to IBM's request for proof of my stock ownership in a "timely" manner, submitting the information by fax the next day.

2) As Mr. Moskowitz also concedes, I provided the appropriate response by "promptly" contacting my broker and instructing him to respond directly to IBM with the beneficial ownership information requested.

3) Since Mr. Moskowitz acknowledges receiving the defective document on November 9, 2004, the company had 13 days in which to notify me of the problem. The company failed to do this. Had I been notified, I would have had ample time to remedy the situation by providing the correct documentation within the 14 day period following their initial request.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

PO Box 52013 Phoenix Arizona 85072-2013

charles SCHWAB
INSTITUTIONAL

December 1, 2004

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
New Orchard Road
Armonk, New York 10504

RE: John C Harrington SEP-IRA International Business Machines Corp. Stock Ownership (IBM)

Dear Stuart S. Moskowitz:

This letter is to verify that the John C Harrington SEP-IRA account (Charles Schwab account #4130-6451) has continuously held at least $2000 in market value of IBM for at least one year. The following are all the transactions for the symbol IBM-International Business Machines Corp. (IBM) for the period from November 5, 2003 to present.

IBM	091004 QDV	INTL BUSINESS MACHINES	18.00C
IBM	061004 QDV	INTL BUSINESS MACHINES	18.00C
IBM	031004 QDV	INTL BUSINESS MACHINES	16.00C
IBM	121003 QDV	INTL BUSINESS MACHINES	16.00C

Current holdings:

IBM	051002	100L INTL BUSINESS MACHINES	94.2400	9424.00MVL

If you need additional information to satisfy your requirements, please feel free to contact me at (877)-615-2386.

Sincerely,

[signature]

Traci Beesch
Schwab Institutional Group

CC: John Harrington

Exhibit A

charles SCHWAB
INSTITUTIONAL

PO Box 52013 Phoenix Arizona 85072-2013

December 7, 2004

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
New Orchard Road
Armonk, New York 10504

RE: John C Harrington SEP-IRA – Charles Schwab & Co., Inc 4130-6451
International Business Machines Corp. Stock Ownership (IBM)

Dear Stuart S. Moskowitz:

This letter is to confirm that John C. Harrington purchased 100 shares of IBM on 5/7/02 (see attached trade confirmation). These shares have been held continuously since their purchase in this account.

The current share balance and value is as of 12/6/04:

IBM 051002 100L INTL BUSINESS MACHINES 97.6700 9767.00MVL

If you need additional information to satisfy your requirements, please feel free to contact me directly at (877)-615-2386.

Sincerely,

Traci Beesch

Traci Beesch
Schwab Institutional Group

CC: John Harrington

Exhibit B

RECEIVED
DEC 08 2004

TRADE CONFIRMATION—CUSTOMER COPY

Retain For Your Records

Account Number: 4130-6451

Mail To

E TRF <6 00003465 000000004688 0001 20020507
JOHN C HARRINGTON
CHARLES SCHWAB & CO INC CUST
SEP-IRA
2457 ATLAS PEAK ROAD
NAPA CA 94559

003465

Security Description

INTL BUSINESS MACHINES

Action	*BOUGHT*		
Symbol:	IBM	**Trade Date:**	5/07/02
Security No./Cusip:	459200-10-1	**Settlement Date:**	5/10/02
Branch Code:	FSYY	**Type:**	Cash

Quantity	*Price*	*Principal*		*Fees & Charges*	*Total Amount*
100	$76.61	$7,661.00	Commission:	$29.95	$7,690.95

For all of the above:
Unless you have already instructed us differently, we will: hold this security in your account.
Executed Over The Counter
Unsolicited trade
Capacity code A

0000034650101

Exhibit C

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 19, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: International Business Machines Corporation
Incoming letter dated November 29, 2004

The proposal relates to implementing and/or increasing activity on principles set forth in the proposal.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(f). We note that the proponent failed to supply, within 14 days of receipt of IBM's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Kurt K. Murao
Attorney Advisor